Exhibit 99.1

Sierra Metals Subsidiary in Peru, Sociedad Minera Corona Reports Q3 2022 Financial Results

TORONTO--(BUSINESS WIRE)--November 3, 2022--Sierra Metals Inc. (TSX: SMT) (BVL or Bolsa de Valores de Lima: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces the filing at the BVL by its subsidiary, Sociedad Minera Corona S.A. ("Corona") of its unaudited Financial Statements and the Management’s Discussion and Analysis ("MD&A") for the third quarter of 2022 ("Q3 2022").

The Company holds an 81.8% interest in Corona. The unaudited Financial Statements and MD&A can be viewed at:

SMV -- Superintendencia del Mercado de Valores -- Información Financiera

To search for the Company’s financial statements, enter the following parameters in the empty fields:

Empresa: Sociedad Minera Corona S.A.
Periodo: 2022 and Trimestre III

Sierra Metals will be releasing its Q3 2022 consolidated financial statements on Monday November 14th, 2022, with an investor conference call taking place on Tuesday November 15th, 2022.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Toronto Stock ESxchange and the Bolsa de Valores de Lima under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777